

Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482ad

FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $12,474,000, and an affiliate of the Adviser, which invested roughly $1,386,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

Industrial property near Phoenix, AZ

The property is ideally located to potentially serve as a "last-mile" distribution facility, an asset class that we believe will continue to be crucial for many businesses.

We've acquired a 56,240 square foot industrial property near Phoenix, Arizona, for roughly $11 million. The property is located about 20 minutes from downtown Phoenix, within ten minutes of I-10, and less than fifteen minutes away from the Phoenix Sky Harbor International Airport.

As demand for more and faster delivery continues to grow, we believe that "last-mile" distribution facilities located close to major population centers will become increasingly important for retailers.

This acquisition was made by a joint venture between two Fundrise sponsored funds. Including budgeting for renovations, soft costs, and other fees, the Fundrise Interval Fund invested roughly $12.47 million, and the East Coast eREIT invested roughly $1.39 million, bringing our total projected commitment to roughly $13.86 million.

Strategy

This investment follows a Core Plus strategy.

Business plan

Completed in1998, the building is well-suited for a variety of industrial applications, including as a last-mile distribution facility. Like much of the rest of the Sunbelt, Phoenix has expanded at an exceptional pace over the last decade, shaping into the fifth-biggest city in the nation. As the city grows, the businesses based there require efficient distribution systems, which are serviced by properties like this one.

A last-mile distribution center, also referred to as a terminal building or sorting center, acts as a handoff point to connect 18-wheeler trucks, which typically carry goods in bulk across longer distances, with the smaller vehicles that make the final leg of the journey to drop off packages at individual homes and businesses.

Currently, 100% of the property's space is leased to a corporate call center company, with their lease term expiring in December. While the current tenant is not specifically part of an e-commerce logistics and delivery infrastructure, the property's excellent position could make it highly attractive to businesses who service the e-commerce space in the future. When the current tenant vacates the space, we plan to convert it back into warehouse space, as we expect consumers' demand for and reliance upon e-commerce to grow steadily in the coming years. We expect that the potential function of the property will also help drive its growth.

We plan to hold and manage the property over the long term, re-leasing the space when the current lease expires, with the goal of earning regular rental income and then eventually selling the property at a profit.

Why we invested

- **Prime location:** Twenty minutes from downtown Phoenix and within ten minutes of a major east-west Sunbelt highway, the property is well-positioned to serve as a distribution center for businesses across the metropolitan area.

- **Healthy local economy:** Between 2010 and 2020, the Phoenix area's population grew at 11.2%, a faster rate than any other major city in the U.S., according to the U.S. Census. As the area continues to grow, so does the need for efficient distribution of freight and goods, making well-positioned industrial properties especially valuable.

- **High-demand property type:** In order to efficiently distribute goods across major metropolitan areas, companies ranging from online grocery delivery to e-commerce retailers need space in highly specific locations with access to regional transportation. Major cities like Phoenix have a limited supply of industrial sites that meet those requirements, adding to the region's low vacancy rates as the demand for industrial properties remains strong, according to the CBRE industrial report.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

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